SIRIUS POINT

ANNUAL REPORT

For the
year ending
31 December 2024

"We delivered strong growth in our continuing lines, with a focus on better performing programs and more committed partners."

Note: Certain financial metrics referenced in this Annual Report are non-GAAP financial measures. Please refer to page 31 of this Annual Report for our calculation of these measures and a reconciliation to the most directly comparable GAAP financial measures.

Safe Harbor Statement Regarding Forward-Looking Statements

This Annual Report includes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding future plans and profitability and environmental, social and governance plans and goals. Forward-looking statements are subject to known and unknown risks and uncertainties, many of which may be beyond our control. We caution you that forward-looking information is not a guarantee of future events, and that actual events may differ materially from those made in or suggested by the forward-looking information contained in this letter and the accompanying proxy statement. In addition, forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "plan," "objective," "seek," "will," "expect," "intend," "estimate," "target," "aim," "anticipate," "believe" or "continue" or the negative thereof or variations thereon or similar terminology. Actual events, results and outcomes may differ materially from our expectations due to a variety of known and unknown risks, uncertainties and other factors. Among the risks and uncertainties that could cause actual results to differ from those described in the forward-looking statements are the risk factors listed in our most recent Annual Report on Form 10-K and subsequent periodic and current disclosures filed with the Securities and Exchange Commission. All forward-looking statements speak only as of the date made and we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information or otherwise.

TABLE OF CONTENTS

CHAIRMAN'S LETTER

SiriusPoint delivered a strong performance in 2024 with another year of profit and growth in book value per share. The restructuring begun in late 2022 is now largely complete. This success is down to the efforts of the entire SiriusPoint team, ably led by Chief Executive Officer (CEO) Scott Egan. As we move forward, our ambition remains to be recognized as a best-in-class (re)insurer with underwriting at our heart.

Our robust underwriting performance has been a driver of profitability. The reduction in our underwriting volatility was demonstrated in a very active year for catastrophes. We delivered strong growth in our continuing lines, with a focus on better performing programs and more committed partners. We have also maintained strict expense control, making sure our resources are utilized efficiently and effectively.

Net investment income grew in 2024 over the previous year. The performance was driven by higher yields in a high-quality fixed income portfolio. In line with expectations, we have taken strategic action to continue the rationalization of our managing general agent (MGA) investments.

Our wholly-owned MGAs are a source of value for us. Their books of business are profitable to underwrite, and their fee income creates real additional value. They grew revenue in the year, with fee income up significantly thanks to their operational efficiency.

A significant milestone in our repositioning has been the repurchase of all SiriusPoint common shares and warrants held by CM Bermuda Limited (CM Bermuda). Our ability to conduct these transactions reflects the strong operating performance of our business and the capital this has generated. The transactions were accretive for ongoing shareholders, whilst providing CM Bermuda with the liquidity they sought. We expect that the simplification of our capital structure will make us more attractive to a wider range of investors.

At SiriusPoint, our culture is built on a foundation of collaboration, innovation, and a commitment to excellence. We believe that our progress is driven by the collective efforts of our diverse and talented team. Over the past year, we have made significant strides in fostering an inclusive and dynamic work environment for everyone. As we continue to evolve, we remain dedicated to nurturing a culture that empowers our people to achieve their full potential and contribute to our shared achievements.

With a dedicated team and a clear strategy, we will work to deliver our ambition of being a best-in-class (re)insurer with underwriting at our heart.

Bronek Masojada
Chair of the SiriusPoint Board of Directors



Bronek Masojada
Chair of the SiriusPoint
Board of Directors

"As we continue to evolve, we remain dedicated to nurturing a culture that empowers our people to achieve their full potential and contribute to our shared achievements."

"As we move forward, our ambition remains to be recognized as a best-in-class (re)insurer with underwriting at our heart."



"2024 was the year that we repositioned the Company for the future. It will be remembered for the tremendous progress we made."



Dear fellow shareholders,

This time last year, I shared my excitement and optimism for SiriusPoint's future. I am proud to reflect on a remarkable year of delivery.

I saw 2023 as a turnaround year for SiriusPoint. The results achieved that year were not a destination but a step towards becoming a value-creation organization.

2024 was the year that we repositioned the Company for the future. It will be remembered for the tremendous progress we made. The plan we put in place to become a profitable underwriter is working, having celebrated nine consecutive quarters of underwriting profit. We are building a record of sustained strong performance.

SiriusPoint's achievements and our reshaping for the future are now being recognized and appreciated by our stakeholders, from shareholders to customers, regulators, rating agencies, and importantly, our people. We are stronger than ever.

I take great pride in the accomplishments of the SiriusPoint team, who have worked with commitment and dedication to produce improvements in our underlying results. Results like these do not happen by accident and it takes everyone in the Company pulling together to succeed. That is our One SiriusPoint culture in action.

The Company is now in great health, and we are stepping into 2025 in a strong position. The test this year will now be to take this performance and do even better, repeating the performance quarter after quarter, year after year. I know we can achieve more.

FINANCIAL HIGHLIGHTS

We accomplished a great deal in 2024, including returning more than $1bn to investors.

The quality of our earnings has increased significantly, and we have outperformed on our operational and strategic objectives. We saw healthy underwriting profit for the core business which has improved year-over-year and is up 34% versus 2023 ex. loss portfolio transfer (LPT); premium growth up 10% for continuing lines versus 2023; strong investment income; book value growth of 10% in 2024; and underlying return on equity of 14.6% at the top end of the 12-15% target range set out a year ago.

In Q4 we produced our ninth consecutive quarter of profitable underwriting performance, and our 15th consecutive quarter of favorable prior year development.

During the year, we demonstrated our confidence in SiriusPoint's future by investing further in our Company. In December 2024, we announced the repurchase of all common shares and warrants held by CM Bermuda, which was a significant milestone for the business. The transaction is immediately accretive to book value per share by 4% and is expected to be meaningfully accretive to SiriusPoint's return on equity and earnings per share.

Due to our restructuring journey, a number of one-off actions were reported at Q4, including completing our previously announced loss portfolio transfer with Enstar, the transaction with CM Bermuda, and further derisking of our balance sheet by reducing the carrying value of a legacy MGA investment. These steps created noise in our Q4 results, but I am confident that all the actions we have taken, both last year as part of our performance turnaround and this year as part of our wider reshaping, have positioned us well for the future.

We have optimized our capital position during 2024 while maintaining a robust capital position largely due to our solid performance, reshaping actions, and capital generation over the past two years.

We have strengthened our underlying business performance year-over-year, providing an excellent basis for 2025. We see 2024 as the end of the repositioning and reshaping of the Company. Our efforts are now fully focused on both growing the business and continuing to enhance performance.

UNDERWRITING FIRST

The Company's progress has been driven by the quality and capability of the expertise within our business, aligned with strong client, broker, and partner relationships.

SiriusPoint produced a year of record underwriting results in 2024. These results are further evidence that our strategy is taking us where we want to be and that our brand as an 'underwriting first' organization is well established in the market.

However, we are not complacent and aim to further build on this progress as we strive towards 'underwriting excellence'. Our ambition is always to make ourselves stronger and we want to be leaders in our specialisms with a track record of success. We will not settle for average performances.

We have challenged ourselves to be more ambitious for 2025 on the back of strong delivery in 2024. Key priorities include a focus on profitable growth, the strengthening of resources and capability, diversification in key areas, and flexible capital allocation while remaining disciplined across each of our product lines.

We will do this from a position of confidence. During the fourth quarter, we completed our external reserve review, validating our loss reserves as prudent. This coincides with our 15th consecutive quarter of favorable prior-year development. This is a significant accomplishment – our favorable development track record is now longer than the duration of our insurance liabilities, which was three years at the end of 2024.

PARTNERSHIPS ARE KEY

We are strengthening and establishing strategic distribution partnerships with both existing and new program partners that are core to sustaining our underwriting profitability and align with our specialisms and risk appetite.

Our strategic partnerships are a powerful tool to help us deliver our growth and underwriting ambitions. We added or expanded 19 distribution partnerships in 2024. Fee income from our two consolidated Accident & Health (A&H) managing general agents (MGA) grew by 36%, net investment income was $304m for the year, and ahead of updated guidance.

Our International business is home to our MGA Centre of Excellence, which delivers an efficient and collaborative onboarding experience for new partners. We work with experienced, ambitious MGAs, to help them excel by understanding and identifying the support they need from us to reach their ambitions.

The approach mirrors our North American structure and enables operational efficiencies and access to expertise across the Company's global platform.



"Results like these do not happen by accident and it takes everyone in the Company pulling together to succeed. That is our One SiriusPoint culture in action."

continued overleaf

CEO'S LETTER continued

BUILDING A COMPANY FOR THE FUTURE: OUR STRATEGIC FOCUS

					
Lower Volatility Underwriting	**Specialized Insurer / Reinsurer**	**Best-in-Class, Repeatable Financial Performance**	**Agile and Nimble Allocator of Capital**	**Diversified by Product / Geography / Distribution**	**Employer of Choice**

TECHNOLOGY

SiriusPoint continues to invest in technology, simplifying, modernizing, and ensuring our platform is more scalable. These improvements have resulted in operating efficiencies, while investments have also been made to strengthen our cybersecurity and to leverage cloud-based technology to drive innovation. We are strengthening our analytical insights in underwriting, claims, and pricing - helping us to make better decisions and develop optimum risk solutions for our clients and the market.

In 2025, we are focused on reinvesting profits into further improving our technology and processes. I am excited about being able to provide our people with even better tools that make their working lives easier.

BUILDING OUR CULTURE

The secret to our continued success is our One SiriusPoint approach. We have an integrated global business with teams linked by excellent collaboration and sharing the same values, purpose, and vision.

One of the most satisfying aspects of leading SiriusPoint is travelling around the world to our offices and seeing our people living our values and cultural commitments.

The combination of having the right team, good leadership, and a collaborative inclusive culture helps us not only attract but retain the most talented people in the market. We already have a track record of success and that is down to the strength of talent in our Company.

Without our people, none of this would have been possible. They will always be our differentiator, and I am proud of every single one of them for the way they have rallied behind our drive for success and sustainable growth.

The response rate for our 2024 employee survey increased to 94%, from 81% the previous year. Our employee net promoter score also increased by 37 points, which shows how likely employees are to recommend the company as a good place to work.

We have also helped to develop and support our valued staff, giving them opportunities to improve their skills and acquire new ones.

TOMORROW'S LEADERS

We are investing in our people and helping them to reach their full potential. In 2024, we gave 100 people the opportunity to go through our new leadership development program, while also helping our senior leadership team enhance their skills.

We are also piloting entry level schemes in actuarial and underwriting to build a more solid pipeline from entry level roles to senior management.

THE WAY FORWARD

The Company is now flourishing, attracting more customers and our top line is growing year-on-year. We are delighted to have established a strengthening reputation in the market and we are on course for an even brighter 2025.

This year we aim to be an agile and nimble allocator of capital, creating a structure in the organization which allows us to move capital quickly to seize and maximize opportunities. Given the strength of our balance sheet, we are now looking forward to returning capital to shareholders and driving greater value for our stakeholders.

I am incredibly proud of all we have achieved so far at SiriusPoint and confident – but not complacent – as we move into 2025. There is always more to do, and we are excited about the future.

I would like to once again thank our stakeholders for their support and I appreciate the loyalty of our customers and partners. In return we will continue to offer the highest standard of service and partnership you expect from us.

Finally, I want to express my deepest gratitude and appreciation to everyone at SiriusPoint for their unwavering dedication and faultless integrity. I look forward to another great year as we move closer to our best-in-class ambitions.

Scott Egan
Chief Executive Officer



"We have strengthened our underlying business performance year-over-year, providing an excellent basis for 2025. Our efforts are now fully focused on both growing the business and continuing to enhance performance."



FINANCIAL HIGHLIGHTS

Jim McKinney
Chief Financial Officer

2024 marked significant advancement in our operational capabilities and progress against strategic initiatives. We strive for operational and decision excellence every day in order to maximize value creation for all our stakeholders.

Last year, we achieved a 14% improvement in our underlying net income to $304m and an improvement in our underlying return on average common equity to 14.6%. This includes $200m of core underwriting income which improved by 34% versus 2023 (ex. LPT) with a strong core combined ratio of 91.0%. Our headline income and return on equity includes one-off items relating to the reshaping of our business which we materially completed throughout the year.

RESHAPING OF THE BUSINESS
We took multiple actions in 2024 to reshape our business for greater success in 2025. Great progress was made in optimizing the capital stack, with over $1bn returned to investors throughout the year.

We repurchased and retired all shares held by our largest shareholder, CM Bermuda. In addition, we were able to cancel the liability-classified capital instruments. These transactions will reduce our go-forward earnings volatility. Given the common share repurchases were below book value, the deals were accretive for our remaining shareholders and we expect will lead to meaningful earnings per share (EPS) and return on equity (ROE) accretion in 2025 and beyond.

We also took numerous other measures, including completing a loss portfolio transfer of our previously exited Workers' Compensation business and investment portfolio repositioning. The combination of these activities has de-risked the balance sheet. Our focus is now dedicated to our go-forward strategy.

Our specialties now encompass Aviation & Space, Casualty, Credit, Energy, Life, Accident & Health, Marine, and Property. These strategic areas of focus allow us to better serve our clients and capitalize on growth opportunities in these niche markets where we have a competitive advantage. We have also enhanced our distribution offering, in part by setting up the MGA Centre of Excellence allowing us to work with selected, best-in-class partners with whom we forge long-term relationships.

ALL EARNINGS ENGINES ARE DELIVERING
The markets where we are operating currently benefit from a favorable economic and pricing environment. Our distribution strategy on the primary side is aligned with shifting market trends, and we believe we are well positioned. Our combined ratio for Core business in 2024 was 91.0%, which was a 2.4 point improvement versus the prior year when excluding for loss portfolio transfers. Fee income from our consolidated MGAs was strong in 2024. Our 100% equity-owned MGAs in our A&H business produced $42m in fee income, a 36% increase from the prior year. Further, the current interest rate landscape supports our fixed income investment strategy, enhancing our ability to generate returns and maintain financial stability.

STRONG UNDERWRITING AND RISK MANAGEMENT CAPABILITIES
SiriusPoint's underwriting-first culture has resulted in nine consecutive quarters of underwriting profit and 15 consecutive quarters of favorable development. An external actuarial review completed in the fourth quarter of 2024 confirmed the prudence of our reserves, further validating our robust risk management practices.



Continuing Lines Premium Growth by Specialism FY24

Property 14% ↑ 2 ppts

Accident & Health 26% ↓ 4 ppts

FY24 GPW $3.2bn

Casualty 35% ↓ 3 ppts

Specialty 25% ↑ 5 ppts





Trends in Underlying Earnings Quality[1]

Attritional Loss Ratio plus Total Expense Ratio[2]

95.8%
↓ 93.1%
7.8%
24.0%
64.0%
7.6%
25.7%
59.8%
FY23
FY24
Attritional Loss Ratio[3]
Acquisition Cost Ratio
OUE Ratio[4]

- 2.7 points of underlying earnings quality improvement within core business year over year when excluding catastrophe losses and prior year development
- 4.2 points decrease in attritional loss ratio is partially offset by a 1.7 points increase in acquisition costs due to a change in business mix

[1] Reflects Core business.

[2] Total expense ratio calculated as the sum of acquisition cost ratio and other underwriting expense ratio.

[3] Attritional loss ratio excludes catastrophe losses and prior year loss reserve development from the loss ratio.

[4] Other underwriting expense.

Premium Trends: Continuing Lines Growth Continues

$ numbers represent Gross Premiums Written in USD millions

$3,311[1]
+10% YoY
$3,176
FY23
FY24
Core

[1] The dotted area represents $422m of Cyber and Workers' Compensation business put into run off in 2023.

Our strong underwriting and risk management capabilities are also evidenced by our low catastrophe loss ratio, which was the second lowest in our peer group during 2023 and 2024. Our commitment to maintaining a strong underwriting culture and implementing rigorous risk management practices ensures that we can deliver consistent and reliable results. Our underwriting profitability is testament to our disciplined approach to risk selection and pricing.

ROBUST GROWTH PROFILE

Our growth profile remains strong, with a track record of double-digit gross premiums written increases in our continuing lines business, up 25% since 2022. This reflects our ability to capture market opportunities and expand our footprint in key specialty areas, demonstrating our momentum in our key areas of expertise.

Our strategic partnerships with programs and MGAs and continued build out of capabilities for our MGA Centre of Excellence have been instrumental in driving our growth. In 2024, we added 19 new programs, while turning away over 80% of the proposals brought to us as we maintained our underwriting rigor and discipline to ensure we met our target profitability and risk requirements.

UNDERVALUED BALANCE SHEET

There remains significant off-balance sheet value in our consolidated MGAs. The consolidated MGAs sit on the balance sheet at $90m, whilst in 2024 the net fee income associated with these MGAs was $42m. This represents an earnings multiple of 2.1 times, despite market multiple ranges of 10-20 times earnings. We therefore believe our book value is significantly higher than as accounted for under US GAAP.

SUMMARY

We have fully integrated our operations under the 'One SiriusPoint' initiative, significantly improving employee engagement and made progress rationalizing our MGA equity stakes. Our exit from non-core programs and the simplification of our capital structure have reduced volatility and enhanced our financial stability. We continue to execute disciplined underwriting actions, resulting in sustained profitability.

Our capital management strategy, including share repurchases and increased authorization, supports our return on equity target of 12-15% across the cycle. Our strong underwriting performance, robust growth profile, and undervalued balance sheet provide a solid foundation for continued success. We remain committed to delivering value to our shareholders and stakeholders through disciplined execution and strategic growth initiatives.



ONE SIRIUSPOINT: A PLACE FOR TALENT TO DEVELOP AND GROW

Karen Caddick
Chief Human Resources Officer

SiriusPoint's culture has been crucial to the Company's progress and growth over the last two years, making it a more attractive and desired place to work for some of the industry's best talent. Having a culture built around openness, transparency, and working together is not something that happens by accident. It is the result of a great deal of time and energy from passionate and talented teams around our global business – each of them united by a common purpose, vision, values and common goals.

It has been hugely rewarding to see our values reflected in every aspect of the Company. Those values, along with our purpose and vision, are far more than posters on a wall – they come into play during every decision, and they are embedded in everything we do within the business.

AN EMPOWERED WORKFORCE

Our enthusiastic and committed workforce is the cornerstone of our continued success. We believe that an organization's ability to rise to challenges depends on the strength of its people and its culture. We make it our priority to foster talent, and our employees are encouraged to speak up, take part, and to lead, knowing they will be listened to and empowered to make a difference.

Workplace culture has an enormous impact on a company's success. A high-performance culture brings many benefits, both for our people and all of our stakeholders. Our colleagues are motivated, valued, and supported, and foster a strong sense of teamwork and collaboration. They are united by our goal to become a best-in-class business and to strive for underwriting excellence.

Our 2024 employee survey response rate increased to 94%, from 81% the previous year, and our employee net promoter score also increased by 37 points, reinforcing how likely employees are to recommend the company as a good place to work. These results reflect the steps we have taken to embed our people strategy, and to make SiriusPoint an employer of choice.

This year's strong financial results, our excellent track record over the last two years, and our much-improved standing and reputation in the market, means it is easier than ever to attract and retain talent from all over the world.

For the coming year, our focus will be on further embedding our culture and values, investing in the career development of our people, and bolstering our underwriting capabilities across the entire business. We are investing in more people, with over 70 new hires planned for the year ahead, who will all be focused on SiriusPoint's change and growth agendas.

DEVELOPING OUR LEADERS OF THE FUTURE

This year, we have been focused on leadership development – both in how we hire and how we cultivate our own talent – to encourage the next generation of leaders. At SiriusPoint, everyone has the opportunity to develop their skills and acquire new ones, and our long-term aim is for everyone to have the opportunity to enhance their leadership skills through our leadership program.

We also carried out our first succession planning exercise in 2024, which we will revisit every six months as we build our talent pipeline. Our aim is to create a company that is fit for the future, which includes developing and improving every area of the Company, with a focus on underwriting excellence.

INTRODUCING SIRIUSPOINT'S EMPLOYEE RESOURCE GROUPS

The success of the collaborative 'One SiriusPoint' ethos means we now have a strong, unified global structure that has permeated throughout the business. We are all on the same team. We work together, collaboratively, to make a difference to those around us, to our people, our teams, and our local communities.

We recognize the importance of our employees' health and wellbeing, and we encourage them to look after themselves. Our Employee Resource Groups (ERGs) are gaining momentum and support us in creating a diverse and inclusive work environment that benefits everyone. Our ERGs focus on specific diversity dimensions and support participants' growth, while fostering connections across the organization. These groups provide a safe space for employees with shared interests or backgrounds, and they contribute to attracting, retaining, and advancing a diverse workforce. Our ERGs include SiriusPride, Women in SiriusPoint (WISP), GlobalPoint (our multicultural network), and our Health and Wellbeing network.

We are never complacent and are always striving to improve the Company as a welcoming and interesting place to work for everyone, which is why we are working on widening our commitment to inclusion and diversity. At the beginning of 2025, we celebrated our new partnership with iCAN: The Insurance Cultural Awareness Network which advocates for inclusion across the (re)insurance sector. Our partnership is indicative of our commitment to fostering an inclusive workplace where each and every single employee feels valued. This is just the beginning.

"Our enthusiastic and committed workforce is the cornerstone of our continued success. We believe that an organization's ability to rise to challenges depends on the strength of its people and its culture."



We were pleased to welcome the following new joiners in 2024 to strengthen our Senior Leadership Team:

NAME	JOB TITLE	LOCATION
Katie Barker	Global Head of Internal Communications	London
Sam Bradley	Senior Programme Officer	London
Rachel Conran	Chief Legacy Officer	London
Joseph Decker	Associate General Counsel	New York
David Godlis	Underwriting Strategy & Analytics Lead	New York
Inmaculada Gonzalez	Global Head of Ceded Reinsurance	New York
Christopher Larson	Global Head of Casualty Underwriting	New York
Julian Laville	Chief Finance Officer, International	London
Ramiz Mohamed	Head of Exposure Management	London
Akinyemi Ogunsuyi	VP of Risk	New York
Anthony Williams	Chief Risk Officer, SiriusPoint International	London

DRIVING TOWARDS UNDERWRITING EXCELLENCE

As we look back on 2024, I am extremely pleased with our progress on making underwriting the core focus of everything we do. This laser focus on sound underwriting principles and portfolio management is bearing fruit as we now have a nine-quarter track record of underwriting profit. While we are proud of that result, we are not resting on our laurels and are aiming to take things to the next level in 2025. 2024 was an important step on our journey to becoming a best-in-class underwriting company.

UNDERWRITING FIRST – LAYING THE FOUNDATION

Our pivot started in 2023 when we made the decision to re-underwrite the portfolio and adjust the business mix to focus on areas with strong risk-adjusted returns. We reduced the size of our global footprint, concentrating underwriting in a small set of underwriting hubs with deep expertise in Bermuda, Liège, London, New York, Stockholm, and Zurich. While we continue to write business globally, we are now doing it much more efficiently with a focus on expert underwriting.

In 2024 we brought together the leaders of our major businesses and product experts to craft a multi-year underwriting strategy. We took stock of our current business mix and charted the course of how we wanted the portfolio to look in one, three, and five years. While most companies plan via a one-year annual planning process, we looked beyond that to really hone in on market opportunities, our unique strengths, and where we can generate strong risk-adjusted returns.

Some of the key questions that guided us were: What will support our growth agenda? What is sub-scale and in need of adjustment? How should we allocate our capital – both financial and human – to drive the best result for the Company? This led to a solid view and focus on seven core product specialisms: Life, Accident & Health, Aviation & Space, Casualty, Credit, Energy, Marine and Property. We then drilled another level down to sub-products within those specialisms.

This was a true team effort, working cross-functionally across all our offices to lay down the growth plan for 2025 and beyond. The clarity of our underwriting strategy has energized the Company and is pushing us towards the future.

UNDERWRITING EXCELLENCE – THE NEXT STAGE

2025 is an exciting year as it is year one of our multi-year strategy. We are moving from a focus on 'Underwriting First' to 'Underwriting Excellence'. Underwriting Excellence means precision underwriting by every underwriter, for every transaction and every business unit, every day. It is about applying rigorous and principled decision-making from portfolio and risk selection to pricing adequacy and coverage design, along with capital optimization, to achieve great outcomes.

We are building this excellence from the bottom up. If we have great underwriting in each business, then when you aggregate up to the portfolio, and overall book of business, we will achieve spectacular results. We will focus on doing the basics flawlessly, continuously innovating, broadening our specialisms, and using data and analytics to underpin underwriting decisions.

Doing the basics flawlessly means applying strong and principled underwriting fundamentals. This applies to the end-to-end process from opportunity identification to risk selection, pricing, exposure management, catastrophe modeling, policy terms and conditions setting and structuring/risk mitigation.

We are also focusing on innovation. Companies that continuously innovate generate outsized client and business value. We have deep expertise in specialized areas such as Credit, Structured Reinsurance, and Accident & Health. We are growing our specialist capabilities in London, particularly in Marine and Energy. An example of underwriting innovation is our support of renewable energy including offshore wind and lithium-ion battery storage. We will continue to expand our specialist capabilities into other classes where the market needs bespoke solutions.

Advanced data and analytics underpin our decision-making and innovation. We are advancing to a fully cloud-based architecture that is scalable and supports our end-to-end underwriting process. We have partnered with leading data science and insurance specialist, Vellum, to launch our Bordereaux Management System (BMS). BMS will provide a highly connected, integrated data platform for policy, exposure, and claims ingestion from all of our program and third-party administrator partners. This will drive rich data sets – both internal and external – to our underwriters, program managers, and leadership to inform and support strong decisions. We are also testing Artificial Intelligence (AI) and Large Language Models (LLMs) to advance our underwriting capabilities.

LOOKING AHEAD

We are planning to grow and invest in underwriting talent in 2025. We aim for growth in areas with strong risk-adjusted returns that align with our specialisms. We are maintaining discipline in the face of softening rates. When a line of business softens to the point where we cannot achieve sustainable long-term returns on capital, we will take disciplined action. Being disciplined and nimble about capital allocation and not chasing premium are critical to our underwriting approach in a dynamic market.

MARKET OUTLOOK FOR 2025

The market is in a strong place in many but not all products. We have seen several years of strong rate increases particularly in Excess & Surplus insurance in the Property & Casualty lines, but we are starting to see softening in certain pockets. Opportunities still exist in capacity-constrained areas and strong buyer demand.

We are living in unprecedented times of change and global volatility from geopolitical shifts, digitization and AI, biomedical advances, infrastructure investments, climate change, and energy transition, which are driving opportunity. The California wildfires in early 2025 were yet another reminder of the ever-present impact of climate change, and the changing risk landscape.

At SiriusPoint we feel well-positioned to address these challenges with risk capacity and products to help clients navigate risk. We will continue to seek out business in capacity-constrained areas where our underwriting expertise aligns well with the risk. We will support our broker and client partners to develop innovative solutions to meet their needs and stabilize operations. And we will do it all with a focus on Underwriting Excellence – every underwriter, every transaction, every business unit, every day. This will support our continued trajectory of becoming a best-in-class underwriting company.



Anthony Shapella,
Global Chief Underwriting Officer



"The clarity of our underwriting strategy has energized the Company and is pushing us towards the future."



GLOBAL REINSURANCE

Reinsurance is core to SiriusPoint's DNA and is an important segment from both a profit and loss, and skill set perspective. Today, it makes up around 40% of our gross written premium.

Being able to leverage our considerable reinsurance expertise, along with the relationships we have fostered with our clients and brokers over the years, provides SiriusPoint with an enormous advantage that positions us well in the market.

Our Property & Casualty (P&C) reinsurance appetite is very specific – we are not all things to all people. We have restructured our reinsurance business over the last few years to become nimble and operationally efficient. Our focus is on Property, Credit and Bond, Aviation, and Casualty, which are written out of Bermuda, Liège, Zurich and New York. We also specialize in Structured Solutions written out of New York and Bermuda. In addition to P&C reinsurance, our Life, Accident & Health business writes reinsurance as part of its product offering.

REINSURANCE AND UNDERWRITING EXCELLENCE
Our global reinsurance business is complementary to, and highly integrated with, our insurance business. In fact, much of our insurance business arises from our long-standing relationships with reinsurance brokers. While capital allocation to reinsurance will ebb and flow with market conditions, the business has recently been a core component of profitability for the firm and a key part of the diversity in our product distribution. We focus on where best to allocate capital to complement the Company's insurance business and to optimize returns.

Reinsurance is directly tied to our underwriting strategy, and everything we do is intrinsically linked to our underwriting excellence ethos. Our global underwriting model is product-based, and our product heads have expertise in reinsurance. This expertise is valuable to our selection and underwriting of partnerships in the program space, which is a large component of our insurance business. Additionally, leveraging the reinsurance, product and portfolio knowledge of our product heads is critical to our overall portfolio construction and management, and ultimately our success.

A DISCIPLINED 2024
In 2024, the reinsurance market was disciplined on price and terms and conditions across most reinsurance products with an equilibrium between supply and demand. Proportional reinsurance benefited from a strong underlying insurance rate environment. Overall, a combination of strong underlying rate and reinsurer discipline resulted in attractive reinsurance returns.

There were, however, major reinsurance losses in 2024, including the Baltimore Bridge disaster, as well as natural disasters globally, including major events in the United States. These catastrophic events included hurricanes Helene and Milton in the US, as well as international property weather-related catastrophic events in Canada, Europe, South America, Asia, and the Middle East. These events underscored our underwriting view that while diversification is important, it needs to be driven by profitability. We took portfolio action in 2022 and 2023 to reduce non-US property reinsurance based on the view that the risk was underpriced. As a result, the impact of the non-US losses on SiriusPoint was negligible, which is directly linked to our deliberate underwriting actions.

Our underwriting decisions are formed by using both judgment and rigorous analysis as our industry continues to face the challenges of climate change. Our allocation of capital is based on our own views of risk and return, and we allocate our capital to areas where we believe the risk-adjusted returns are attractive.

LOOKING AHEAD TO 2025
As we head into 2025, the market has begun to soften in several areas, including Specialty, Casualty, and Property. However, reinsurers have generally maintained discipline on structure, as well as terms and conditions. The recent devastating fires in Southern California are expected to cause material insurance and reinsurance market loss and impact the property reinsurance price softening that was experienced at the start of 2025. The Casualty re/insurance market has been more stable with price and terms and conditions being heavily influenced by the type of product being sold. For example, commercial auto has seen extreme challenges given adverse trends in loss costs resulting in part from social inflation.



THE WAY FORWARD FOR SIRIUSPOINT

While we are not all things to all people, what we do, we do well. We do not intend to operate any differently in reinsurance in 2025. We have intentionally restructured our business to be responsive, flexible and nimble about seizing opportunities and allocating capital. Our plans for reinsurance are heavily reliant on market conditions combined with the needs of our clients and customers.

Key to our success is our underwriting talent and a culture that drives top performance. We recruited highly skilled people in 2024 and will continue to do so in 2025 and beyond. The reason SiriusPoint is attracting top reinsurance talent is because our people have opportunities to grow and develop during their time with us. They are empowered to apply their reinsurance skills broadly in an efficient, entrepreneurial environment with disciplined but fast decision-making and a strong mentorship culture and environment.

David Govrin
Group President & Chief Executive Officer of Global Reinsurance

"Our people are empowered to apply their reinsurance skills broadly in an efficient, entrepreneurial environment with disciplined but fast decision-making and a strong mentorship culture and environment."

LIFE, ACCIDENT & HEALTH

Life, Accident & Health (LA&H) continued to perform extremely well last year and remains a cornerstone of profitability for SiriusPoint's portfolio, with a traditional short-tail focus and a responsible blend of catastrophe exposure and more attritional exposures.

We are proud to have delivered excellent results in 2024. Our focus on underwriting profitability has not changed, but we continue to explore and diversify into other classes that give us more opportunity for growth. The team remains invigorated by the success of the Company overall and the LA&H portfolio specifically. We will continue to build upon a model that has proven stable, disciplined and consistent.

REFLECTING ON 2024
From the start, we knew 2024 would be a transition year for the LA&H team. Changes in leadership and key roles on the team and our 'Underwriting First' decision to withdraw from a large medical program presented challenges. Looking back, I can confidently say that the team and our portfolio are now in the best position they have ever been. With those stabilizing forces, coupled with the overall health of the Company, we are poised for continued success in 2025 and beyond.

LA&H finished 2023 in a strong position. With a renewed commitment to our Underwriting First principle, we took the difficult decision to terminate a large program ($70m GWP) that simply did not produce the necessary margins. We replaced much of the gap, closing 2024 with $807m of better performing business across a variety of products and markets, further diversifying our global book. All segments of the LA&H team contributed to our key achievements throughout the year, including exceeding plan with an 88% increase in underwriting income. Driven by significant new business wins, our International A&H segment delivered major top line growth. Our Employer Stop Loss business continues to out-perform the market and has come in better than plan on underwriting results at a time when the market is struggling with increased utilization and large loss activity. Our outperformance is a result of partnering with the best underwriting programs in the market.

The Life Re team continues its profitable journey, delivering major wins in Latin America and the UK while generating an outstanding full year combined operating ratio. We also diversified our offering, expanding our presence in the US special risk market, which includes participant accident insurance, K-12 student accident insurance, and intercollegiate sports insurance. This diversification led to us bolstering the team with additional resources in the fourth quarter.

Not to be outdone, our owned MGU platforms, International Medical Group (IMG) and Armada Care (Armada), each produced underwriting income gains above plan. IMG is seeing increasing sales of its new travel insurance product while enjoying strong underwriting income overall for the full year. Underwriting action including rate increases, high persistency and a strong new business pipeline bolstered Armada's GWP, beating plan by 42%.

THE FUTURE
There are headwinds in certain A&H markets and tailwinds in others, but our established program partnerships in the US and London means we can react swiftly to changing conditions, moving into markets we perceive as more stable and pulling back from those that are more volatile. This approach allows us to demonstrate our discipline and maintain a profitable book of business and stability for the future.

As we look to further diversify our portfolio, we are entering new markets but staying true to our short-tail, short-term, Group focus and to where we believe there are meaningful opportunities to grow our business.

Growth areas for SiriusPoint include Life Reinsurance, International Medical, and US Special Risk markets. We continue to seek out partnerships with programs that have a proven track record in markets such as US Voluntary Benefits, Student Accident, Australian Short-Term Disability, Personal Accident (PA) and PA CAT and other International medical markets. We also expect to see meaningful growth for IMG and Armada in 2025.

In line with the Company strategy, we prioritize stability, profitability, and capital efficiency, and aim to expand core competencies rather than venturing into riskier markets.

We also remain a lead market for our core classes in the London, US, India, and Latin American markets where we have built upon excellent partnerships with leading brokers and partners.

We take our role in the organization as a stable, profitable, diversified business seriously. SiriusPoint's underwriting strategy for 2025 is to focus on delivering the underwriting fundamentals, to build our specialisms beyond what we do today to drive innovation and growth, and to underpin our offering with advanced data and analytics. The LA&H division will play a key role in delivering on that strategy and we very much look forward to the opportunities and challenges of 2025.

"Our focus on underwriting profitability has not changed, but we continue to explore and diversify into other classes that give us more opportunity for growth."

Tom Leonardo,
Global Head of Accident & Health

"The team remains invigorated by the success of the Company overall and the LA&H portfolio specifically. We will continue to build on a model that has proven stable, disciplined and consistent."

NORTH AMERICA INSURANCE

In North America, our ambition is to be a best-in-class specialist program carrier. While our focus is predominantly on the Property and Casualty (P&C) insurance sector, we aim to diversify our book of business by partnering with expert underwriters with a demonstrable track record of underwriting profit, robust data management, and mature operational platforms.

Our program partners are the face of SiriusPoint in North America and are critical to how we operate. We do business through them, harnessing their underwriting knowledge, their relationships with agents and brokers, and their marketing expertise.

WHAT SETS US APART IN NORTH AMERICA
SiriusPoint is well-positioned to succeed in the North America Property and Casualty market for a number of reasons. Firstly, there is no channel conflict with in-house underwriting teams competing against our programs. Secondly, in contrast to traditional carriers who choose programs from the remnants of their direct book, there is a much broader appetite at SiriusPoint. Unlike many legacy carriers we also have access to global reinsurance markets on an individual program basis, so we do not have one-size-fits-all corporate reinsurance programs which can artificially cap access to reinsurance capital and dampen growth.

Our flat organizational structure and expert-led underwriting model means we operate with agility, develop creative economic structures, and collaboratively build back-office solutions. Our financial size also allows us to credibly support larger programs and attract superior reinsurance partners with higher quality paper.

Unlike many newer participants in the insurance market, we are not a fronting carrier. SiriusPoint is a specialty insurer that prefers to actively participate in, and retain, net underwriting risk. We see ourselves as a true carrier partner and are invested in delivering an excellent underwriting profit.

INVESTED IN OUR PARTNERSHIPS
We want to work with experienced partners who are highly respected experts with established industry and distributor relationships. At SiriusPoint we evaluate the platform they sit within, as well as their underwriting teams, distributor relationships, and track record of success.

For us, a key quality in a program partner is whether they have built a book of business themselves as opposed to inheriting one. Our ideal partners feel compelled to protect our balance sheet as if it were their own.

We are looking for programs that are at scale, those with the right data and management information resources so they can seamlessly share information with us. We require stable partners that can work cohesively with us to meet our regulatory requirements.

LOOKING BACK AT 2024
There was strong underlying growth in 2024, which provides continued validation that we are attracting the right types of partners to our business. The majority of our 2024 partnerships were new and we also strengthened our relationships with several existing partners. Not only does this reflect the strength of our brand as a program partner but it also reflects the health of our business.

We have made excellent progress on our data journey and can now seamlessly collect information and access it on demand. The improvements allow us to monitor performance and provide the right level of information to the Board, our partners, investors, rating agencies, and other stakeholders.

Another highlight of 2024 is the expansion of our team to improve our offering, our back-office operations, and program oversight capabilities. Today, we have a sizable team of colleagues dedicated to our program business model.

THE FUTURE
Favorable conditions in the markets in which we operate will allow us to continue growing at our current pace. If conditions change, we will pivot to more stable markets.

Our focus remains mainly on specialty and casualty business within the P&C insurance space, with an ambition to diversify at a more granular level based on feedback from our product heads. We aim to add one to two new partnerships every quarter this year, with an aspiration to grow our top-line by 10-12%, while delivering a two to three-point improvement in combined ratio.

We will continue to strengthen our operational platform in terms of data, claims and actuarial functions, diversify our book of business, and continue to scale the partnerships we have recently established.





Patrick Charles,
Head of North America Insurance

"We see ourselves as a true carrier partner and are invested in delivering an excellent underwriting profit."





SIRIUSPOINT INTERNATIONAL

Operating across the Nordics, Continental Europe, and the London Market, SiriusPoint International has had another year of significant growth.

Our strategy is to grow and protect the strongest lines – Aviation & Space in Zurich, and a strong Casualty, Marine, and Energy book in London – and balance both the tail and the volatility in the portfolio.

Diversification is an important part of the International strategy with growth being driven from the open market and through our partnerships with managing general agents (MGA).

VALUED PARTNERS

MGAs account for around 50% of the International business and our trusted partners help us grow, reduce volatility and maintain a balanced book.

SiriusPoint International's MGA Centre of Excellence is a premier platform for program partners, MGAs and coverholders. We partner with MGAs that have strong underwriting expertise and a deep understanding of the markets in which they operate. Partners benefit from a dedicated team of program managers, as well as access to specialist support at every stage of the journey. Our platform provides a perfect springboard for growth, allowing MGAs, brokers and other advisors to thrive and achieve success.

The MGA market is thriving and is full of talented people seeking to innovate and meet the needs of a changing market. We have around 70 partnerships, with around 20 of those added in 2024. New partnerships include Pen Underwriting, focused on the social housing sector, Dublin-based MGA Service First to write commercial property risks in Ireland, and Bspoke Group to provide capacity across various business lines in the UK, initially focusing on property and A&H. In Marine, we have established a partnership with Hellenic Hull, a marine hull and machinery underwriter in Greece and Cyprus.

REFLECTING ON 2024

London and our Lloyd's Syndicate 1945 are at the forefront of the International segment's growth in terms of lead positions on MGAs and Lloyd's consortia, as well as providing important follow market capacity in our chosen specialisms.

The MGA concept in Europe is steadily gaining ground with more start-ups, which require a different partnership model with greater support. We have taken our time to develop relationships and select new partners in this region.

Zurich has an established team with expertise in aviation and space. There has been strong trading in 2024 with different rate dynamics in different markets. While this line has experienced some headline losses relating to market events, we are well-positioned to deal with them. We have an excellent partnership with a large MGA which manages the aviation book with deep expertise and robust data.

LOOKING FORWARD

While we took on 20 new partners last year, we are taking a more measured approach in 2025 to concentrate on deepening existing relationships.

In 2025, we will continue to target a short-tail, low-volatility profile for our book of business to bring scale and diversity. The diversification of our book means that if there are rate reductions in some areas, we will be insulated in others because of our mixture of business and distribution.

There are further growth opportunities for us in cargo, power, renewables, and carefully selected property, but we will also look at other lines of business. Our ambitions for the future are underpinned by top-class data analytics, underwriting quality and discipline, and targeting the right partners.

"The MGA market is thriving and is full of talented people seeking to innovate and meet the needs of a changing market."

Rob Gibbs,
President & CEO, SiriusPoint International

"Our platform provides a perfect springboard for growth, allowing MGAs, brokers and other advisors to thrive and achieve success."

EMERGING RISKS: PROVIDING SECURITY AND RESILIENCE

As a company that seeks to create and provide security and resilience in an uncertain world, SiriusPoint needs to stay one step ahead of emerging risks around the world.

Emerging risks can go unrecognized for a long time, until they become a serious pattern or a spontaneous risk event.

As a global insurer and reinsurer we are an active risk mitigation partner for our customers, in order to strengthen our Company and to help them become more resilient for the future.

To achieve a better understanding of the risks impacting the industry, SiriusPoint's Global Risk team has taken steps to identify emerging risks and put in place short and long-term mitigation strategies. We categorize these risks as Economic, Geopolitical, Technological, Environmental, and Societal, and determine the timing of each potential risk.

SiriusPoint takes an enterprise-wide approach to risk management that seeks to complement organizational objectives and long-term performance, as well as continuing to enhance shareholder value.

Some of the risks we are tracking as a business include:

- Economic uncertainty: fluctuating interest rates, social inflation, increased frequency of class action lawsuits, and economic downturns which can add financial pressure to the market.

- Technological integration and the impact of AI and machine learning: increasing the sophistication of cyber-attacks, the impact on the labor market and the use of talent, and the unprecedented consequences for the industry.

- Geopolitical instability: the ever-changing geopolitical landscape and the potential for conflicts pose significant risks. These can impact global markets, supply chains, and overall economic stability.

- Market downturn: including potential rate reductions and loosening of terms and conditions in the market.

"As a global insurer and reinsurer, we are an active risk mitigation partner for our customers."





EMERGING RISK RADAR

2024 Emerging Risks by Category and Timing



A	Global recession leads to cascading credit crisis
B	Failure of financial mechanism or institution
C	Insurance market downturn and change in market dynamics
D	Territorial dispute - China
E	Territorial dispute - Russia
F	Populism and nationalism
G	Generative Artificial Intelligence increases sophistication of cyber attacks
H	AI/Machine Learning adoption upends insurance industry and business model
I	Quantum Computing breakthrough negates current cybersecurity measures
J	Increase in claims related to toxic chemicals in consumer products
K	Climate change outpacing model adaptation
L	Greenwashing
M	Social inflation and increased frequency of class action lawsuits (including Europe)
N	AI disrupts traditional labor markets causing high unemployment and civil unrest

SUSTAINABILITY AT SIRIUSPOINT

At SiriusPoint, our vision is to grow our business, create value, and make positive environmental and social impacts through our business operations. The values of sound risk management, good governance, and environmental and social responsibility are reflected in our Company culture and operations. Our Board has formally designated our Governance and Nominating Committee with the responsibility to oversee the Company's policies, practices and disclosures relating to sustainability, including those related to climate change, for purposes of risk management, long-term business strategy and other matters. The Governance and Nominating Committee receives regular updates on sustainability.

In addition, we established an ESG Steering Committee and an ESG Council. The ESG Steering Committee is made up of executives of assorted backgrounds and the Council is made up of senior leaders across the Company. The Steering Committee is responsible for setting the ESG strategy and overseeing communications. The Council serves as a working group that develops, implements, and monitors initiatives and policies based on the ESG strategy and ensures ESG disclosure is efficient and timely, both internally and externally. Our goal is to integrate our efforts on sustainability with our long-term business strategy.



"We value being an inclusive employer and are committed to supporting the unique voices, backgrounds, cultures, and contributions of our global employee base."





PEOPLE AND COMMUNITY

We value being an inclusive employer and are committed to supporting the unique voices, backgrounds, cultures, and contributions of our global employee base. We strive to foster an environment where all employees feel included, valued, respected, and supported to unleash their full potential. Our Chief Human Resources Officer oversees the implementation of the Company's people strategy, including its diversity, equity, inclusivity, and belonging initiatives. Our efforts in this respect are supported by our management team. Highlights include:

- Creation of employee resource groups to help foster a diverse and inclusive work environment

- Continuation of corporate partnerships with the Association of International Black Actuaries and Organization of Latino Actuaries and support for Stand with Asian Americans

- Our global reach affords us a unique opportunity to improve the health and prosperity of communities around the world. Our offices work directly with communities to support local causes. These efforts include programs and partnerships that leverage the skills, knowledge, and enthusiasm of our employees' volunteerism

UNDERWRITING

Our group underwriting guidelines:

- Evaluate the impact of ESG factors and emerging risks on industry sectors

- Require strict adherence to compliance and regulatory obligations, including global efforts to reduce funding of terrorism, corruption, and human rights violations

- Require underwriting decisions to be taken with the purpose of improving the overall profit, while using the latest underwriting techniques and tools and balancing experience with common sense

- Structure compensation of underwriting operations to promote prudent risk-taking and long-term profitability

- Use diversification, strong accumulation controls, and reinsurance to adjust risks to acceptable tolerance levels

We have recently evaluated our insurance and reinsurance portfolio to reduce climate risk.

INVESTMENTS

Our investment portfolio consists primarily of investment-grade debt securities, with an average duration commensurate with our insurance liabilities in addition to investable cash and cash equivalents. SiriusPoint maintains a multi-asset, multi-currency portfolio managed in partnership with external asset managers. Our primary asset manager, JP Morgan is actively engaged in ESG initiatives and offers a range of ESG solutions including advising on diversity strategies, deploying capital for green solutions and incorporating ESG metrics into investment processes. As per JP Morgan's ratings through MSCI, our main fixed income portfolio demonstrates a strong ESG performance with an overall ESG score of 6.3 (rated A), placing the Company close to the leader category, indicating a robust commitment to ESG principles.

COMPLIANCE AND ETHICS

SiriusPoint is committed to a high-level global Compliance strategy, fully aligned with the latest regulatory standards and sustainability principles, including those from global regulators. Our compliance frameworks emphasize responsible business practices aiming to promote ESG principles while ensuring regulatory obligations are met across all regions. We aim to conduct our business in a manner that respects the human rights and dignity of all, and we support international efforts to promote and protect human rights, including an absolute opposition to slavery and human trafficking. We have formalized our positions on human rights in various Company policies and other commitments, including: Code of Business Conduct and Ethics, Modern Slavery Statement, Vendor Code of Conduct, and Respectful Work Policy. To remain in compliance with global regulations and standards, we report our greenhouse gas emissions in alignment with the Greenhouse Gas Protocol.

ENVIRONMENTAL STEWARDSHIP AND SUSTAINABILITY

Our Board adopted a global Environmental Policy Statement that sets forth our commitment to operating a sustainable business, endorsing sustainability initiatives, supporting organizations that foster sustainability in our communities, and working proactively to set sustainability goals. For more information about our commitments, please refer to our Environmental Policy Statement located on our website at SiriusPoint Ltd. - Governance - Governance Documents. In addition, we are a part of ClimateWise, a global network of leading insurance industry organizations, working to directly support sustainability efforts as we respond to the risks and opportunities of climate change. To learn more about our sustainability efforts, please see our 2025 Annual Sustainability Report on our website.

OUR HISTORY

The SiriusPoint brand was created in 2021 through the merger of Sirius Group and Third Point Re. Our history, however, is deeply rooted with an 85-year heritage in insurance and reinsurance, writing Property, Casualty, and Accident & Health business, serving clients and customers around the world.

We are proud that the diversity of thought and experience in SiriusPoint is a reflection of the numerous global businesses that have come together over the years to make up our Company.

Established in 1945 in Stockholm, Sweden, Sirius was the largest reinsurance company in Scandinavia and a leading reinsurer in Europe, with a reputation built on consistency, loyalty, and trust through long-standing relationships with clients and brokers. Sirius International grew into a global business with branch offices around the world.

In 2004 Sirius International was acquired by White Mountains, to form White Mountains Re. Before the acquisition, White Mountains had acquired 100% of Folksamerica Reinsurance Company in 1998, a company which itself had been established through the merger of four European mutual companies and grown through the acquisition of nine separate entities.

White Mountains Re rebranded in 2011 under the “Sirius” name as Sirius America Insurance Company. That same year, Lloyd’s Syndicate 1945 was established, which was originally managed on the Company’s behalf by third-party syndicate managing agency, Asta.

Third Point Re was set up as a Bermuda-based specialist reinsurer with investable assets managed by Third Point LLC. Listed on the New York Stock Exchange, Third Point Re wrote Property and Casualty reinsurance business.

In 2014 Sirius International launched its own Lloyd’s managing agency, Sirius International Managing Agency, to run Syndicate 1945, reflecting its growing commitment to Lloyd’s.

In April 2017 Armada Global was acquired by Sirius International Insurance Group, becoming the first wholly owned partnership model for our Company. It was followed by International Medical Group in May 2017.

Fast forward to September 2022, SiriusPoint appointed new Chief Executive Officer, Scott Egan. A number of new appointments were made to the Company’s Executive Leadership Team, including President & CEO, SiriusPoint International, Rob Gibbs; Chief Human Resources Officer, Karen Caddick; and Chief Legal Officer, Linda Lin. The Company’s strategy and tangible results are being recognized

SiriusPoint Historical Timeline

THIRD POINT RE

- **10/6/11:** Third Point Re formed
- **1/1/12:** Commenced underwriting business with A- rating from AM Best and $784m of equity capital
- **8/14/13:** Priced IPO at $12.50; begins trading as “TPRE” on the NYSE

SIRIUS GROUP

- **4/18/16:** CMIG International acquired Sirius International Insurance Group from White Mountains
- **15/11/18:** Sirius International Insurance Group merged with Easterly to become Sirius Group, trading commenced on the NASDAQ under the ticker symbol “SG”

SIRIUSPOINT

- **8/6/20:** Third Point Re and Sirius Group announce merger agreement
- **11/24/20:** Shareholders vote to approve merger
- **2/26/21:** SiriusPoint Ltd. launches with over $3bn in capital
- **9/21/22:** Scott Egan appointed CEO
- **3/24/23:** Fitch Ratings revised SiriusPoint Outlook to Stable from Negative
- **11/29/23:** S&P revised SiriusPoint's Ratings Outlook to Stable from Negative
- **2/27/25:** SiriusPoint closes CM Bermuda transaction as the Company repurchases all SiriusPoint common shares and warrants held by CM Bermuda
- **2/27/25:** SiriusPoint completed registered secondary offering of 4,106,631 common shares by entities associated with Daniel S. Loeb, which now own 9.54% of SiriusPoint common shares
- **3/5/25:** Fitch Ratings revised Outlook on SiriusPoint to Positive based on significant underwriting performance improvement

by industry peers and stakeholders, and in 2023, the Company received a revised ratings outlook from both Fitch Ratings and S&P Global. It is now recognized as a stable business.

Scott's aim was to turn SiriusPoint into a top tier insurer and reinsurer, which was focused on underwriting profitability and delivering a best-in-class performance and service in the areas in which we operate, while creating sustainable value.

He took immediate action to improve SiriusPoint's core functions and operations, build a collaborative 'One SiriusPoint' culture, and further strengthened the Company's executive leadership team.

In June 2023 SiriusPoint appointed Bronek Masojada as Chair of the Company's Board of Directors, a market veteran with over 30 years' leadership experience in the industry.

2023 was a turnaround year for our underwriting and investments performance, and 2024 was the year of major reshaping for SiriusPoint. We achieved our turnaround strategy via cross-functional collaboration with our empowered leadership team and incredible staff.

We entered 2024 with the continued aim to reduce volatility, simplify operations into a fully integrated 'One SiriusPoint' approach, and to focus on underwriting profitability in order to deliver value for our stakeholders.

We achieved a great deal in 2024, including returning more than $1bn to investors.

The Company is now in great health and we are stepping into 2025 in a strong position.



"The Company is now in great health and we are stepping into 2025 in a strong position."

POSITIVE

**Fitch Ratings
revised Outlook**

March 2025

29

EXECUTIVE LEADERSHIP TEAM



Scott Egan
Chief Executive Officer



Karen Caddick
Chief Human Resources Officer



Jim McKinney
Chief Financial Officer



Patrick Charles
Head of North America Insurance



Rob Gibbs
President & Chief Executive Officer
SiriusPoint International



David Govrin
Group President & Chief Executive
Officer of Global Reinsurance



Andreas Kull
Chief Risk Officer



Tom Leonardo
Global Head of Accident & Health



Linda Lin
Chief Legal Officer



Nestor Lopez
Chief Information
& Technology Officer



Anthony Shapella
Global Chief Underwriting Officer

APPENDIX

NON-GAAP FINANCIAL MEASURES

In presenting SiriusPoint's results, management has included certain financial measures that are not calculated under standards or rules that comprise accounting principles generally accepted in the United States ("GAAP"). SiriusPoint's management uses this information in its internal analysis of results and believes that this information may be informative to investors in gauging the quality of SiriusPoint's financial performance, identifying trends in our results and providing meaningful period-to-period comparisons. Core underwriting income, Core net services income, Core income, Core combined ratio, and attritional loss ratio are referred to as non-GAAP financial measures. These non-GAAP financial measures may be defined or calculated differently by other companies. We believe these measures allow for a more complete understanding of our underlying business. These measures are used by management to monitor our results and should not be viewed as a substitute for those determined in accordance with GAAP. Reconciliations of non-GAAP measures to the most comparable GAAP measures are included below.

CORE RESULTS

Collectively, the sum of the Company's two segments, Reinsurance and Insurance & Services, constitute "Core" results. Core underwriting income, Core net services income, Core income and Core combined ratio are non-GAAP financial measures. We believe it is useful to review Core results as it better reflects how management views the business and reflects our decision to exit the runoff business. The sum of Core results and Corporate results are equal to the consolidated results of operations.

Core underwriting income - calculated by subtracting loss and loss adjustment expenses incurred, net, acquisition costs, net, and other underwriting expenses from net premiums earned.

Core net services income - consists of services revenues which include commissions, brokerage and fee income related to consolidated MGAs, and other revenues, and services expenses which include direct expenses related to consolidated MGAs, services noncontrolling income which represent minority ownership interests in consolidated MGAs. Net services income is a key indicator of the profitability of the Company's services provided.

Core income - consists of two components, core underwriting income and core net services income. Core income is a key measure of our segment performance.

Core combined ratio - calculated by dividing the sum of Core loss and loss adjustment expenses incurred, net, acquisition costs, net and other underwriting expenses by Core net premiums earned. Attritional loss ratio is calculated by excluding catastrophe losses as they are not predictable as to timing and amount and prior year loss reserve development to present the impact of current accident year net loss and loss adjustment expenses. This ratio is a useful indicator of our underwriting profitability.

The following is a summary of the Company's operating segment results for the years ended December 31, 2024 and 2023:

2024	Reinsurance	Insurance & Services	Core	Eliminations [2]	Corporate	Segment Measure Reclass	Total
Gross premiums written	$ 1,335.6	$ 1,840.8	$ 3,176.4	$ —	$ 68.2	$ —	$ 3,244.6
Net premiums written	1,104.7	1,236.2	2,340.9	—	11.2	—	2,352.1
Net premiums earned	1,045.1	1,154.0	2,199.1	—	144.4	—	2,343.5
Loss and loss adjustment expenses incurred, net	554.3	714.1	1,268.4	(5.5)	105.6	—	1,368.5
Acquisition costs, net	279.9	284.7	564.6	(121.4)	73.7	—	516.9
Other underwriting expenses	86.1	80.0	166.1	—	15.6	—	181.7
Underwriting income (loss)	**124.8**	**75.2**	**200.0**	**126.9**	**(50.5)**	**—**	**276.4**
Services revenues	—	222.9	222.9	(132.8)	—	(90.1)	—
Services expenses	—	176.2	176.2	—	—	(176.2)	—
Net services fee income	**—**	**46.7**	**46.7**	**(132.8)**	**—**	**86.1**	**—**
Services noncontrolling income	—	(2.1)	(2.1)	—	—	2.1	—
Net services income	**—**	**44.6**	**44.6**	**(132.8)**	**—**	**88.2**	**—**
Segment income (loss)	**124.8**	**119.8**	**244.6**	**(5.9)**	**(50.5)**	**88.2**	**276.4**
Net investment income					303.6	—	303.6
Net realized and unrealized investment losses					(88.7)	—	(88.7)
Net realized and unrealized investment gains from related party investment funds					9.7	—	9.7
Other revenues					94.1	90.1	184.2
Loss on settlement and change in fair value of liability-classified capital instruments					(148.5)	—	(148.5)
Net corporate and other expenses					(55.9)	(176.2)	(232.1)
Intangible asset amortization					(11.9)	—	(11.9)
Interest expense					(69.6)	—	(69.6)
Foreign exchange gains					10	—	10
Income (loss) before income tax expense	**$ 124.8**	**$ 119.8**	**244.6**	**(5.9)**	**(7.7)**	**2.1**	**233.1**
Income tax expense			—	—	(30.7)	—	(30.7)
Net income (loss)			**244.6**	**(5.9)**	**(38.4)**	**2.1**	**202.4**
Net income attributable to noncontrolling interests			—	—	(0.4)	(2.1)	(2.5)
Net income (loss) available to SiriusPoint			**$ 244.6**	**$ (5.9)**	**$ (38.8)**	**$ —**	**$ 199.9**
Attritional losses	$ 579.8	$ 734.5	$ 1,314.3	$ (5.5)	$ 112.8	$ —	$ 1,421.6
Catastrophe losses	49.5	5.3	54.8	—	—	—	54.8
Prior year loss reserve development	(75.0)	(25.7)	(100.7)	—	(7.2)	—	(107.9)
Loss and loss adjustment expenses incurred, net	$ 554.3	$ 714.1	$ 1,268.4	$ (5.5)	$ 105.6	$ —	$ 1,368.5
Underwriting Ratios: [1]							
Attritional loss ratio	55.5%	63.6%	59.8%				60.7%
Catastrophe loss ratio	4.7%	0.5%	2.5%				2.3%
Prior year loss development ratio	(7.2%)	(2.2%)	(4.6%)				(4.6%)
Loss ratio	53.0%	61.9%	57.7%				58.4%
Acquisition cost ratio	26.8%	24.7%	25.7%				22.1%
Other underwriting expenses ratio	8.2%	6.9%	7.6%				7.8%
Combined ratio	88.0%	93.5%	91.0%				88.3%

2023	Reinsurance	Insurance & Services	Core	Eliminations [2]	Corporate	Segment Measure Reclass	Total
Gross premiums written	$ 1,271.0	$ 2,039.7	$ 3,310.7	$ —	$ 116.7	$ —	$ 3,427.4
Net premiums written	1061.0	1282.7	2343.7	—	94.2	—	2437.9
Net premiums earned	1031.4	1249.2	2280.6	—	145.6	—	2426.2
Loss and loss adjustment expenses incurred, net	490.3	815.4	1305.7	(5.4)	81.0	—	1381.3
Acquisition costs, net	252.2	295.5	547.7	(137.2)	62.2	—	472.7
Other underwriting expenses	82.7	94.3	177.0	—	19.3	—	196.3
Underwriting income (loss)	**206.2**	**44.0**	**250.2**	**142.6**	**(16.9)**	**—**	**375.9**
Services revenues	(1.1)	238.6	237.5	(149.6)	—	(87.9)	—
Services expenses	—	187.8	187.8	—	—	(187.8)	—
Net services fee income (loss)	**(1.1)**	**50.8**	**49.7**	**(149.6)**	**—**	**99.9**	**—**
Services noncontrolling income	—	(8.5)	(8.5)	—	—	8.5	—
Net services income (loss)	**(1.1)**	**42.3**	**41.2**	**(149.6)**	**—**	**108.4**	**—**
Segment income (loss)	**205.1**	**86.3**	**291.4**	**(7.0)**	**(16.9)**	**108.4**	**375.9**
Net investment income					283.7	—	283.7
Net realized and unrealized investment losses					(10.0)	—	(10.0)
Net realized and unrealized investment losses from related party investment funds					(1.0)	—	(1.0)
Other revenues					9.9	87.9	97.8
Loss on settlement and change in fair value of liability-classified capital instruments					(59.4)	—	(59.4)
Net corporate and other expenses					(70.4)	(187.8)	(258.2)
Intangible asset amortization					(11.1)	—	(11.1)
Interest expense					(64.1)	—	(64.1)
Foreign exchange losses					(34.9)	—	(34.9)
Income before income tax benefit	**$ 205.1**	**$ 86.3**	**291.4**	**(7.0)**	**25.8**	**8.5**	**318.7**
Income tax benefit			—	—	45.0	—	45.0
Net income			**291.4**	**(7.0)**	**70.8**	**8.5**	**363.7**
Net income attributable to noncontrolling interests			—	—	(0.4)	(8.5)	(8.9)
Net income available to SiriusPoint			**$ 291.4**	**$ (7.0)**	**$ 70.4**	**$ —**	**$ 354.8**
Attritional losses	$ 618.9	$ 840.7	$ 1,459.6	$ (5.4)	$ 76.5	$ —	$ 1,530.7
Catastrophe losses	12.2	1.3	13.5	—	11.3	—	24.8
Prior year loss reserve development	(140.8)	(26.6)	(167.4)	—	(6.8)	—	(174.2)
Loss and loss adjustment expenses incurred, net	$ 490.3	$ 815.4	$ 1,305.7	$ (5.4)	$ 81.0	$ —	$ 1,381.3
Underwriting Ratios: [1]							
Attritional loss ratio	60.0%	67.3%	64.0%				63.1%
Catastrophe loss ratio	1.2%	0.1%	0.6%				1.0%
Prior year loss development ratio	(13.7%)	(2.1%)	(7.3%)				(7.2%)
Loss ratio	47.5%	65.3%	57.3%				56.9%
Acquisition cost ratio	24.5%	23.7%	24.0%				19.5%
Other underwriting expenses ratio	8.0%	7.5%	7.8%				8.1%
Combined ratio	80.0%	96.5%	89.1%				84.5%

[1] Underwriting ratios are calculated by dividing the related expense by net premiums earned.

[2] Insurance and Services MGAs recognize fees for service using revenue from contracts with customers accounting standards, whereas insurance companies recognize acquisition expenses using insurance contract accounting standards. While ultimate revenues and expenses recognized will match, there will be recognition timing differences based on the different accounting standards.

UNDERLYING NET INCOME

Underlying net income is a non-GAAP financial measure and the most directly comparable U.S. GAAP measure is net income. Underlying net income excludes items which we believe are not indicative of the operations of our underlying businesses, including realized and unrealized gains (losses) on strategic and other investments and liability-classified capital instruments, income (expense) related to loss portfolio transfers, deferred tax assets attributable to the enactment of the Bermuda corporate income tax, development on COVID-19 reserves resulting from the COVID-19 reserve study performed concurrently with the settlement of the Series A Preference shares in the third quarter of 2024, and foreign exchange gains (losses). We believe it is useful to review underlying net income as it better reflects how

we view the business, as well as provides investors with an alternative metric that can assist in predicting future earnings and profitability that are complementary to GAAP metrics. Underlying return on average common shareholders' equity is calculated by dividing underlying net income available to SiriusPoint common shareholders for the period by the average common shareholders' equity, excluding accumulated other comprehensive income (loss) ("AOCI"). Management believes it is useful to exclude AOCI because it may fluctuate significantly between periods based on movements in interest and currency rates.

The following table sets forth the computation of underlying net income for the years ended December 31, 2024 and 2023:

	2024	2023
Net income available to SiriusPoint common shareholders	$ 183.9	$ 338.8
Non-recurring adjustments:		
Gains on sale or deconsolidation of consolidated MGAs	(96.0)	—
Losses on strategic and other investments	90.5	40.2
MGA & Strategic Investment Rationalization	**(5.5)**	**40.2**
Losses on settlement and change in fair value of liability-classified capital instruments ("CMIG Merger Instruments")	148.5	59.4
COVID-19 favorable reserve development [1]	(19.9)	—
CMIG Instruments & Transactions	**128.6**	**59.4**
(Income) expense related to loss portfolio transfers	44.6	(101.6)
Bermuda corporate income tax enactment	—	(100.8)
Foreign exchange (gains) losses	(10.0)	34.9
Income tax expense on adjustments [2]	(38.1)	(4.9)
Underlying net income available to SiriusPoint common shareholders	**$ 303.5**	**$ 266.0**
Return on average common shareholders' equity attributable to SiriusPoint common shareholders	9.1%	16.2%
Common shareholders' equity attributable to SiriusPoint common shareholders - beginning of period	$ 2,313.9	$ 1,874.7
Accumulated other comprehensive income (loss), net of tax	3.1	(45.0)
Common shareholders' equity attributable to SiriusPoint common shareholders ex. AOCI - beginning of period	2310.8	1919.7
Common shareholders' equity attributable to SiriusPoint common shareholders - end of period	1737.4	2313.9
Impact of adjustments from above	119.6	(72.8)
Accumulated other comprehensive income (loss), net of tax	(4.1)	3.1
Common shareholders' equity attributable to SiriusPoint common shareholders ex. AOCI - end of period	1861.1	2238.0
Average common shareholders' equity attributable to SiriusPoint common shareholders ex. AOCI	$ 2,086.0	$ 2,078.9
Underlying return on average common shareholders' equity attributable to SiriusPoint common shareholders ex. AOCI	**14.6%**	**12.8%**

[1] This development, which is primarily related to business written by legacy Third Point Reinsurance Ltd., is the result of the COVID-19 reserve study performed concurrently with the settlement of the Series A Preference shares in the third quarter of 2024.

[2] An effective tax rate of 15% is applied to the adjustments to calculate the income tax expense, where applicable.



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